Exhibit 99.1

Former Assistant Secretary of Homeland Security and Presidential Appointee Julie Myers Wood Joins Draganfly Board of Directors

Los Angeles, CA. September 9, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that its Board of Directors has appointed Julie Myers Wood, former Assistant Secretary of Homeland Security and Presidential Appointee as a Director of the Company effective immediately.

Serving as an advisory member of the Board for more than a year, Ms. Wood has more than 25 years of experience in both the public and private sectors. Her regulatory and enforcement background has helped Draganfly scale its secure government and public safety offerings.

Julie Myers Wood was presidentially appointed and confirmed by the United States Senate to serve as Assistant Secretary of Homeland Security for Immigration and Customs Enforcement (ICE). Previously, Ms. Wood served as Assistant Secretary for Export Enforcement at the Department of Commerce, the Chief of Staff to the Criminal Division at the United States Department of Justice and as a Special Assistant to the President.

Ms. Wood is currently the CEO for Guidepost Solutions LLC, a global investigations and compliance consulting firm where she leads a team of investigators, experienced security and technology consultants, and compliance and monitoring experts across a multitude of industries including government and public service agencies.

“Julie’s experience across industries is unparalleled. We are beyond thrilled to have her as a director of the company,” said Cameron Chell, CEO of Draganfly. “She has consistently proven that she is dedicated to further developing our drone innovations for public safety, industrial and government solutions. I also want to deeply thank Justin for his service to the board and I look forward to continue working closely with him as we grow Draganfly.”

“It is an honor to be a part of a company that is always at the forefront of innovation. Draganfly continues to build its market presence through industry firsts related to detection, defending and delivering solutions to enterprise and government,” said Ms. Wood.

Ms. Wood is a graduate of Baylor University and Cornell Law School.

Draganfly‘s Board of Directors appointed Former White House Chief of Staff and U.S. Secretary of Transportation Andrew H. Card as a director of the Company in November 2019.

Draganfly also announces that Justin Hannewyk will be stepping down from the board of the company and focusing his time on his role of President of Dronelogics Systems Inc., a wholly owned subsidiary of the Company as well as helping lead Draganfly’s overall innovation initiatives and services.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
email: info@draganfly.com